November 21, 2023

Securities and Exchange Commission

Division of Corporation Finance
Office of Finance

Attention: Cara Lubit and Marc Thomas

Re:	OptimumBank Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 6, 2023
File No. 000-50755

Ladies and Gentlemen:

On behalf OptimumBank Holdings, Inc. (the “Company”), please accept this letter as the Company’s responses to the comments of the staff (the “Staff”) of the Office of Finance, Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated November 17, 2023 (the “Comment Letter”), regarding the above-referenced Form 10-K. Each addressed comment from the Comment Letter is restated below prior to the response to such comment.

1. We note that total deposits grew significantly in 2022, and much of that growth appears to have been in time deposits during the latter half of the year. Further, we note that you attribute the growth to efforts to reach new depositors and an online listing service. Please tell us, and revise your disclosures in future filings to describe, the terms of the online listing service, including when you started using the service, any fee terms associated with using it, and how that service correlated to the noted increase in time deposits during the second half of 2022.

Response: At December 31, 2021, the Company had no listing service time deposits on its balance sheet. As of that same date, it had $13.24 million in retail time deposits. Such balances constituted the Company’s total time deposits as of that date.

At December 31, 2022, retail time deposits had increased to $75.44 million. At that same date, the Company also had $164.54 million in listing service time deposits on its balance sheet. Of that total, $121.92 million were obtained from QwickRate and $42.62 million from National CD RateLine. Those listing service deposits represented 72.57% of the growth in the Company’s time deposits from December 31, 2021 to December 31, 2022.

The Company commenced its relationships with QwickRate and National CD RateLine in June 2022. The Company pays QwickRate an annual fee of $3,060 and National CD RateLine an annual fee of $3,440.

November 21, 2023

2. We note your disclosure on page 2 that you began participating as a member of the IntraFi Network in December 2022, which allowed the Bank to offer depositors access to FDIC insurance well beyond the standard maximum of $250,000. Please address the following:

●	Tell us, and clarify your disclosure in future filings, whether your participation with the IntraFi Network is related to the online listing service driving your deposit growth or whether it is a different service. In this regard, we note that some of the time deposit growth appears to have occurred before your participation with IntraFi.

Response: The Company uses IntraFi Network’s reciprocal deposit program and not its one-way deposit program. As such, the Company’s relationship with IntraFi Network is wholly unrelated to the growth in time deposits.

As of December 31, 2022, the Company had no balances with or through the IntraFi Network. In January 2023, the Company placed $10 million in existing deposits with IntraFi Network in order to provide increased deposit insurance to the Company’s customers. As part of that transaction, the Company obtained $10 million in reciprocal deposits. This transaction did not result in growth in the amount of deposits held by the Company.

●	Expand your disclosures, in future filings, to provide more detail around these programs, including trends and quantification of changes in types of deposits associated with them and clarification of whether any are considered brokered deposits. Similarly, include discussion of these programs and types of deposits as part of your future liquidity and capital resources disclosures, such as those beginning on.

Response: None of the deposits obtained from QwickRate, National CD RateLine, or IntraFi Network are considered brokered deposits. The Company will provide in future filings more detail around those programs, including trends and quantification of changes in types of deposits associated with them, such as whether they are considered brokered deposits. Similarly, the Company will include discussion of those programs and types of deposits as part of future liquidity and capital resources disclosures.

We thank you for your consideration of the foregoing. Please contact me should you have any additional questions or concerns.

Sincerely,

IGLER AND PEARLMAN, P.A.

/s/ Richard Pearlman
Richard Pearlman

cc:	Joel Klein, Principal Financial Officer, OptimumBank Holdings, Inc.